     As filed with the Securities and Exchange Commission on April 27, 2001
                                                   Registration Number 333-39260

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   POST EFFECTIVE AMENDMENT NO. 1 ON FORM S-3
                                       TO
                             REGISTRATION STATEMENT
                                   ON FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              GOLDEN TELECOM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                            4812                     51-0391303
  (State or Other Jurisdiction of       (Primary Industrial           (I.R.S. Employer
   Incorporation of Organization)    Classification Code Number)     Identification Nos.)


                 REPRESENTATION OFFICE GOLDEN TELESERVICES, INC.
                               12 TRUBNAYA ULITSA
                              MOSCOW, RUSSIA 103045
                    (Address of principal executive offices)

                              (011-7-501) 797-9300
                         (Registrant's telephone number)

                                   JULIA MARX
                              GOLDEN TELECOM, INC.
                       4400 MACARTHUR BOULEVARD, SUITE 200
                             WASHINGTON, D.C. 20007
                                 (202) 332-5997
           (Name, address, and telephone number of agent for service)

                                   Copies to:
      WILLIAM GREASON, ESQ.                          JEFFREY A. RIDDELL, ESQ.
       CHADBOURNE & PARKE                             REPRESENTATION OFFICE
REGIS HOUSE, 45 KING WILLIAM STREET                  GOLDEN TELESERVICES, INC.
    LONDON EC4R 9AN, ENGLAND                           12 TRUBNAYA ULITSA
       (44) 20 7337 8000                              MOSCOW, RUSSIA 103045
                                                       (011-7-501) 797-9315

--------------------------------------------------------------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
--------------------------------------------------------------------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

================================================================================

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
Title of each class of             Amount to be registered   Proposed Maximum        Proposed Maximum         Amount of
Securities to be registered                                  Offering Price per      Aggregate Offering       Registration Fee
                                                             Unit (1)                Price (1)                (2)
---------------------------------- ------------------------- ----------------------- ------------------------ --------------------
Common Stock Par Value $0.01 per   2,145,633                 $34.03                  $73,015,891              $19,276
share
----------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act on the basis of the average of the bid and ask prices of the common stock of Golden Telecom, Inc. reported on the Nasdaq National Market on June 12, 2000.

(2) Fee previously paid.

     The registrant hereby amends this post-effective amendment to the Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this post-effective amendment to the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the post-effective amendment to the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8 (a) may determine.

                                   PROSPECTUS

                              [GOLDEN TELECOM(TM)]

--------------------------------------------------------------------------------
                          2,145,633 SHARES COMMON STOCK
--------------------------------------------------------------------------------


     This prospectus relates to 2,145,633 shares of common stock of Golden Telecom, Inc. which certain of our stockholders (whom we call the Selling Stockholders in this prospectus) own and may offer and sell from time to time. The Selling Stockholders acquired our shares in connection with a private sale by Golden Telecom, Inc. Our shares currently trade on the Nasdaq National Market under the symbol "GLDN". The last reported sale price of our common stock on the Nasdaq National Market on April 25, 2001 was $9.15 per share.

     The Selling Stockholders may offer the shares for sale from time to time on the over-the-counter market, in the Nasdaq National Market, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Selling Stockholders will receive all of the net proceeds from the sale of shares and will pay any selling commissions. We will be responsible for paying all other expenses relating to the offer and sale of shares.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION COMMENCING ON PAGE 3 OF THIS PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is April 27, 2001



================================================================================

     YOU MAY RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF THE SHARES OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE IN FRONT OF THOSE DOCUMENTS.

                                TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
Prospectus Summary .................................................   1
Incorporation by Reference .........................................   2
Where You Can Find More Information ................................   2
Risk Factors .......................................................   3
The Offering .......................................................  19
Forward-Looking Statements .........................................  20
Dividend Policy ....................................................  20
Use of Proceeds ....................................................  20
Selling Stockholders ...............................................  21
Description of Capital Stock .......................................  22
Plan of Distribution ...............................................  23
Legal Matters ......................................................  24
Experts ............................................................  24
Information Not Required in Prospectus .............................  25
Signatures .........................................................  27

                                ---------------


                                       i

                               PROSPECTUS SUMMARY

     This summary contains basic information about this offering. This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the section entitled "Risk Factors" and the documents incorporated by reference herein, before making an investment decision.

                                BUSINESS OVERVIEW

      The following information is qualified in its entirety by the more detailed information and financial information appearing elsewhere in or incorporated by reference into this prospectus.

      We are a leading facilities-based provider of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg and other major population centers throughout Russia and other countries of the Commonwealth of Independent States. We organize our operations into the four service groups below:

    o Competitive Local Exchange Carrier (CLEC) Services. Using our local access overlay networks in Moscow, Kiev and St. Petersburg, we provide a range of services including local exchange and access services, international and domestic long distance services, data communications, Internet access and the design of corporate networks;

    o Long Distance Services. Using our fiber optic and satellite-based network we provide long distance voice services in Russia;

    o Data and Internet Services. Using our fiber optic and satellite-based networks, including more than 130 combined points of presence in Russia, Ukraine and other countries of the Commonwealth of Independent States, we provide data and Internet services including: (a) Business to Business services, such as data communications, dedicated Internet access, web design, web hosting, co-location and data-warehousing: and
        (b) Business to Consumer services, such as dial-up Internet access and web content offered through a family of Internet portals; and

    o Mobile Services. Using our mobile networks in Kiev and Odessa, Ukraine, we provide mobile services with value-added features, such as voicemail, roaming and messaging services on a subscription and prepaid basis.

    The following table summarizes the four service groups and entities through which we currently conduct our operations:

    SERVICE GROUPS                                                           REGION OF OPERATIONS
    --------------                                                           --------------------
    CLEC SERVICES:
     CLEC Services division (formerly TCM) of TeleRoss...............        Moscow
     CLEC Services division of Golden Telecom BTS....................        Kiev and Odessa, Ukraine
     Sovintel........................................................        Moscow and St. Petersburg

    LONG DISTANCE SERVICES:
     Long Distance Services division (formerly TeleRoss operating
     company) of TeleRoss............................................        Russia
     TeleRoss ventures (branch, wholly-owned and joint ventures).....        14 cities in Russia

    DATA AND INTERNET SERVICES:
     Data and Internet Services division (formerly Sovam) of
       TeleRoss......................................................        Russia and the Commonwealth
                                                                             Of Independent States
     Data and Internet Services division (formerly Sovam Teleport
     Ukraine) of Golden Telecom BTS..................................        Ukraine

    MOBILE SERVICES:
     Golden Telecom GSM..............................................        Kiev and Odessa, Ukraine

    We also hold a minority interest in MCT Corp. (MCT), which in turn has ownership interests in mobile operations located throughout Russia and in Uzbekistan and Tajikistan. We treat our ownership interest in MCT as an investment and are not actively involved in the day-to-day management of the operations.

    We are currently approximately 61.2% owned by Global TeleSystems, Inc.
(GTS), but on April 2, 2001 GTS announced that it had entered into an agreement to sell approximately 50% of our total outstanding shares that they currently own to several investors, including some of the Selling Stockholders. Those additional shares are not covered by this prospectus.

    Our objective is to be the leading alternative voice, data and Internet services company in Russia and key markets in the Commonwealth of Independent States.

     You should consider all the information contained in this prospectus before making an investment in the common stock. In particular, you should consider the factors described under "Risk Factors", on page 3 of this Prospectus.

                     INFORMATION WE INCORPORATE BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold or until we terminate this offering:

         (1)   Current Report on Form 8-K filed on April 3, 2001;

         (2) Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 16, 2001.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

         Golden Telecom, Inc.
         4400 MacArthur Boulevard, Suite 200
         Washington, D.C. 20007
         Attention: Julia Marx
         Telephone: (202) 332-5997

      You should rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a Registration Statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not include all the information set forth in the Registration Statement, and you should refer to the Registration Statement for further information with respect to our company.

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file periodic reports, proxy and information statements, and other information with the SEC. The Registration Statement and all of these reports, proxy and information statements, and other information filed by us with the SEC may be inspected and copied at the Public Reference Room maintained at the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2551. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these materials may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, such as Global Telecom, Inc. that file electronically with the SEC.

                                  RISK FACTORS

    You should carefully consider the following risks relating to us as well as other information contained in this prospectus before deciding to invest in shares of our common stock. Our business, financial condition or results of operations have been, and could be, materially adversely affected by the following risks. The value of your investment may decrease and could result in a loss.

           RISKS ASSOCIATED WITH DOING BUSINESS IN RUSSIA, UKRAINE AND
            OTHER COUNTRIES OF THE COMMONWEALTH OF INDEPENDENT STATES

    We generate substantially all our revenues from operations in Russia, Ukraine and other countries of the Commonwealth of Independent States. All companies operating in the Commonwealth of Independent States, including our company, face significant political, economic, regulatory, legal and tax risks, as described below.

CONTINUING POLITICAL INSTABILITY IN THE COUNTRIES WHERE WE OPERATE COULD DEPRESS FOREIGN AND LOCAL INVESTMENT AND SPENDING, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

    Since the dissolution of the Soviet Union in December 1991, Russia, Ukraine and the other countries where we operate have been undergoing significant political and economic transformation, the result of which is a generally unstable political climate characterized by frequent changes in governments, political gridlock in the legislative process, widespread corruption among government officials and a significant rise in organized crime and other criminal activity.

    This political and economic instability in Russia, Ukraine and the other countries where we operate could disrupt the direction and the pace of political and economic development. Such a disruption could discourage foreign and local investment and spending, in which case demand for our services could decrease and our results of operations could deteriorate. If this were to occur, then the market price of our stock could decrease.

THE LACK OF CLEAR JURISDICTIONAL BOUNDARIES BETWEEN CENTRAL, REGIONAL, AND LOCAL AUTHORITIES IN RUSSIA CREATE A VOLATILE OPERATING ENVIRONMENT

    The relatively new constitutional system adopted by Russia in 1993 does not specifically delineate jurisdictional divisions between central, regional and local authorities and during the past several years, regional and local authorities have acquired a measure of autonomy. Since assuming power, President Putin has attempted to reassert central control over Russia's numerous and diverse regions. To the extent that regional and local authorities resist any realignment of power, President Putin's assertion of central authority may lead to tensions or even destabilizing conflict between federal authorities in Moscow and powerful political and financial figures in the regions. In this environment, businesses that operate in Russia's regions are subject to sometimes inconsistent and conflicting demands from central, regional and local authorities, especially in areas concerning state revenue collection. Further, local and regional interpretation of regulations governing the telecommunications industry may conflict with federal interpretation of the same regulations. The lack of clearly delineated jurisdictional boundaries creates an uncertain and volatile operating environment wherein it can be very difficult to implement a consistent operational strategy.

POLITICAL AND ECONOMIC INSTABILITY IN RUSSIA AND UKRAINE COULD CONTINUE TO ADVERSELY AFFECT THE DEMAND FOR OUR SERVICES AND OUR ABILITY TO COLLECT ON OUR INVOICES

    After August 1998, the Russian and Ukrainian economies entered into an economic downturn that was exacerbated by political instability. Although the political situation in Russia may have recently stabilized somewhat as demonstrated by the December 1999 Duma elections, the resignation of former President Yeltsin, and the election of President Putin, if the political situations in the countries in which we operate, especially Ukraine, do not stabilize and if their economies do not strengthen, we expect that demand for our services will remain depressed. The failure and subsequent stagnation of the Russian and Ukrainian economies has also weakened the financial condition and the results of operations of many of our customers. As a result, some of these customers were unable to pay our invoices or maintain their telecommunication services, and our revenues suffered accordingly.

    The August 1998 Russian financial crisis caused a substantial decline in the demand for our services. For example:

    o Sovintel's revenues in July 1998 were $11.8 million. In September 1998, they decreased to $10.2 million. In December 1998, revenues were $7.3 million in December 1999 revenues were $7.5 million.

    o Sovintel logged 5.2 million outgoing international minutes in July 1998. In September 1998, outgoing international minutes decreased to 4.4 million. In December 1998, outgoing international minutes were 3.3 million, and in December 1999 they were 4.8 million.

    o The Long Distance Division of TeleRoss (formerly TCM) made over 25,000 connections to the Moscow local exchange in the period from January to August 1998. For the remainder of 1998, TCM made only 100 connections. TCM's connections for the whole of 1999 were only 854.

    Demand for our services has recovered since the August 1998 Russian financial crisis and recent trends indicate that we have surpassed pre-crises traffic levels for some of our services, however our demand could again become depressed if the Russian and Ukrainian political and economic situations deteriorate.

THE RUSSIAN MONETARY AND CURRENCY CONTROL SYSTEM COULD ADVERSELY AFFECT OUR ABILITY TO CONVERT RUBLES TO HARD CURRENCY AND MANAGE CASH FLOWS

    The Russian government's default on its obligations to make payments on its internal debt in August 1998 triggered a substantial decline in the value of the ruble and the bankruptcy of a number of prominent Russian banks and businesses. As a result, the value of the ruble against the US dollar fell significantly, and this decline has negatively affected, and continues to affect, our financial performance. Our consolidated and non-consolidated entities recorded an aggregate $13.1 million pre-tax charge in the third quarter of 1998, $5.3 million in fiscal year 1999, and $2.0 million in fiscal year 2000. These charges related primarily to foreign currency exchange losses for ruble-denominated net monetary assets. Continued decline in the value of the ruble would negatively affect our results of operations and could require us to record another significant pre-tax charge.

    The ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluation by converting to other currencies is significantly limited. Within Russia, our ability to convert rubles into other currencies is subject to rules that restrict the purposes for which conversion and payment in foreign currencies are allowed. Another default on Russia's sovereign debt could lead to greater protectionism and stricter controls on currency conversion.

    We manage intercompany liquidity through a cash-collateralized debt facility offered through a Western bank operating under a Russian banking license. If we lose access to this facility or a similar hard currency facility, our ability to manage our liquidity position and foreign exchange risk may suffer.

FLUCTUATIONS IN THE GLOBAL ECONOMY MAY ADVERSELY EFFECT RUSSIA'S ECONOMY AND OUR BUSINESS

         Russia's economy is vulnerable to market downturns, volatile currency fluctuations and economic recessions in other parts of the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely effect the Russian economy. Additionally, because Russia produces and exports large amounts of commodities in the world market for hard currency, the Russian economy is especially vulnerable to world oil prices and other commodity prices and a steep decline in world commodity prices could disrupt the Russian economy or cause significant state budgetary shortfalls. These developments could severely limit our access to capital and could adversely affect the purchasing power of our customer base. A dramatic decline in world oil prices could cause severe budgetary shortfalls leading to increased social and political instability.

REORGANIZATIONS OF THE RUSSIAN AND UKRAINIAN TELECOMMUNICATIONS INDUSTRIES MAY INCREASE COMPETITION

RUSSIA

The Russian government has structured the telecommunications industry so that one entity, Svyazinvest, controls Rostelecom, our partner in Sovintel, and most of our other principal wire-line joint venture partners. During the last several quarters the Russian business press has reported that Rostelecom may be merged with Svyazinvest. This reorganization could make it more difficult for us to attract and retain customers because our business relationships with our joint venture partners, which make up a major component of our business strategy in Russia, may suffer.

UKRAINE

    In preparation for a large-scale privatization of the telecommunications industry, the Ukrainian government has reorganized the state telecommunications sector so that Ukrtelekom, the state telecommunications operator, holds all the government's interests in the telecommunications industry. Furthermore, the Ukrainian government has reached an agreement with the foreign partners of Utel, its joint venture, which provides international and domestic long distance services, to buy out their interests in the company. When the buy out is completed, it is expected that Utel will merge with Ukrtelekom.

    The emergence of a single powerful Ukrainian telecommunications provider could make it more difficult for us to attract and retain customers because:

    o A single Ukrainian operator with political connections would be more able to influence the Ukrainian government to create favorable market conditions for itself and cause unfavorable conditions for us;

    o   The new company is likely to become a stronger competitor;

    o   Our ability to negotiate reasonable interconnection rates may suffer;
        and

    o Any subsequent privatization of Ukrtelekom may bring in strong management and resources from a major Western telecommunications operator, increasing its competitive strengths.

RUSSIAN AND UKRAINIAN TELECOMMUNICATIONS POLICIES COULD RESTRICT OUR OPERATIONS

    Russian and Ukrainian telecommunications regulations govern the procurement and continuing validity of our licenses and the terms and conditions under which we provide services. Adverse changes to these regulations may make it prohibitively expensive for us to provide services or otherwise frustrate the implementation of our business plans causing a material adverse effect on our results of operations.

    Russia's parliament recently adopted legislation, which, if implemented, could restrict foreign ownership of telecommunications operators if necessary to protect the social order and national security. In addition, the Minister of Communications has publicly stated that he will review the efficacy of wholly owned foreign subsidiaries operating in the telecommunications industry. Any change to current government regulations or policies that negatively affects our ownership structure or our licenses or our ability to obtain licenses in the future would restrict our operations in Russia.

    It may be difficult and prohibitively expensive for us to comply with applicable Russian telecommunications regulations related to state surveillance of communications traffic. For example, the Russian Communications Law provides that telecommunications in Russia are confidential and may only be intercepted by a court order. Nevertheless, we are subject to SORM, the Russian acronym for the surveillance system operated partly by the government agency responsible for electronic surveillance. Regulations applicable to SORM require telecommunications networks to enable state monitoring of electronic traffic. Full compliance with SORM to monitor voice and data traffic may be overly burdensome and expensive. Noncompliance with SORM may lead to the administration of fines, penalties, or the revocation of our operating licenses. Further, some customers may decline to utilize the services of a telecommunications provider whose networks are fully SORM compliant.

    Ukrainian regulatory authorities have established mandatory tariff guidelines for fixed operator services. The national carrier, Ukrtelekom and its joint venture, Utel, charge settlement fees in excess of the mandatory guidelines. In addition, the mandatory guidelines set tariffs in local currency units and the guidelines do not adjust to reflect the creeping devaluation of the local currency. Consequently, our pricing structure in Golden Telecom BTS may, from time to time, exceed the limits established in the mandatory guidelines. Any enforcement action undertaken in regard to the pricing guidelines by Ukrainian authority could result in fines or in the suspension or revocation of our Ukrainian licenses.

    Until August 2000, Ukrainian legislation prohibited the establishment and operation of telecommunications ventures in which foreign investors own more than 49%. We do not believe that this prohibition extended to indirect investment by a foreign entity through a wholly owned Ukrainian subsidiary. Our investments in Golden Telecom (Ukraine) are made both directly through a foreign company and indirectly through a wholly owned Ukrainian subsidiary. This direct and indirect investment in Golden Telecom (Ukraine) totals 69%. Golden Telecom (Ukraine), in turn, recently acquired 99% of Sovam Teleport Ukraine. If Ukrainian authorities determine that the prohibition against foreign participation extended to indirect holdings, we would have been in violation of this legislation. Similarly, if Ukrainian authorities reenact the prohibitive legislation against foreign ownership of telecommunications ventures, we could be found to be in violation of the prohibition. The consequences of any historical or future violation are unpredictable and may include fines, license suspension or revocation, or an order to divest a portion of our holdings.


OUR OPERATING LICENSES MAY NOT AUTHORIZE US TO PROVIDE ALL OF THE SERVICES THAT WE OFFER

    The licensing and regulatory regime in Russia and the markets where we operate frequently do not keep pace with the technological advances in the telecommunications industry. Thus there exists a great deal of ambiguity in regard to the interpretation of licenses and the application of rules and regulations in regard to new services enabled by technological developments in telecommunications infrastructure and software. Although our operating companies possess a wide range of licenses issued by the Russian Ministry of Communications, it is possible that the technical means by which we deliver some of our service offerings, or the service offerings themselves, may be subject to licensing requirements or restrictions and that our existing licenses do not satisfy these requirements or that we are in violation of these restrictions. In the event that regulatory authorities determine that we are offering services without the requisite license or that we are delivering services in violation of our existing licenses, one or more of our operating licenses could be suspended or revoked or we could be subject to fines and penalties. The suspension or revocation of a significant license or the levying of substantial fines could cause a deterioration in our financial results.

RUSSIAN ANTI-TRUST POLICIES MAY LIMIT OUR ABILITY TO EXPAND OUR BUSINESSES AND TO ESTABLISH MARKET RATES FOR OUR SERVICE OFFERINGS

    Recently the Russian Ministry for Anti-Monopoly Policy (MAP), the state agency responsible for establishing and enforcing the state's anti-trust policies, adopted a policy position whereby each licensed telecommunications operator, including our operating companies, may be classified as a "monopolist." In the event that the MAP policy is enacted and enforced, our operating companies may be subject to increased state regulation, including the regulation of our pricing structures. Since our product offerings are frequently priced at a premium in comparison with the state-owned incumbent offerings, it is possible that we could be required to reduce our tariffs. Any state imposed re-pricing of our product offerings could result in a deterioration of our financial results and decreased operating profits. Similarly, if our operating companies in Russia are classified as monopolists, our merger and acquisition activities will be subjected to increased scrutiny and MAP may prohibit any mergers or acquisitions proposed by the operating companies. Any such prohibitions will frustrate our ability to implement our growth strategy and to combine our operations to achieve cost and other synergies, which could lead to a decrease in the value of our common stock.

SPECIAL FEES AND TAXES LEVIED AGAINST TELECOMMUNICATIONS OPERATORS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

    In May 1999, the Cabinet of Ministers of Ukraine passed a resolution which would, if it had been enforced, effectively increased our monthly frequency use fees from $25,000 per month to $250,000 per month. However, this resolution was suspended prior to implementation. Still, from time to time, Ukrainian government officials seek to offset budgetary shortfalls by increasing levies extracted from the cellular phone industry. For example, in 1999 the Ukrainian parliament passed legislation introducing a 6% "pension tax" on cellular calls. This cost is passed along to our Ukrainian customers and may effect the ability of some of our customers to subscribe to our services. The enactment of other similar industry-specific legislation may have a material adverse effect on demand for our services and on our results of operations. Similarly, the results of our operations could deteriorate if the government introduces any new frequency fees substantially in excess of the amounts previously budgeted for frequency fees.

THE PRESENCE OF AND THE FIGHT AGAINST ORGANIZED CRIME MAY ADVERSELY AFFECT OUR OPERATIONS

    When customers fail to make full payment for services rendered after several requests for payment, it is our policy to terminate their services until full payment is received. We believe that some of these customers, particularly those with links to organized crime, may physically endanger our employees or damage our properties, especially those in remote regions of Russia where police protection may be limited. So long as organized crime in Russia and Ukraine remains pervasive, we believe that our employees may be subjected to threats of violence, our property may be damaged, and we may be subject to threats of extortion.

    Growing social and political pressure for the government to eliminate corruption and organized crime could precipitate extraordinary government security measures that could increase our costs, lead to more restrictive and comprehensive government regulatory oversight of our businesses and otherwise adversely affect our operations.

RUSSIAN AND UKRAINIAN LEGISLATION MAY NOT ADEQUATELY PROTECT AGAINST EXPROPRIATION AND NATIONALIZATION

    The governments of Russia and Ukraine have enacted legislation to protect foreign investment and other property against expropriation and nationalization. In the event that our property is expropriated or nationalized, legislation provides for fair compensation. However, we cannot assure you that such protections would be enforced. This uncertainty is due to several factors, including:

    o   the lack of state budgetary resources;

    o the lack of an independent judiciary and sufficient mechanisms to enforce judgments; and

    o   widespread corruption among government officials.

    Expropriation or nationalization of our business would obviously be detrimental to our operations.

BROAD DISCRETION OF RUSSIAN AND UKRAINIAN REGULATORS RESULTS IN INCONSISTENT LEGISLATION AND UNPREDICTABLE ENFORCEMENT

    The dispersion of regulatory powers among a number of government agencies in Russia and Ukraine has resulted in inconsistent or contradictory regulations and unpredictable enforcement. This situation has made it difficult for us to comply with all laws and regulations that appear to apply to us and has resulted in unpredictable regulatory enforcement. For example, pursuant to the Russian Communications Law, Minsvyaz, the Ministry of Communications, has authority to regulate and control the development of the communications industry in Russia. However, there is additional legislation that recognizes and defines the roles of other regulatory organs and jurisdictional boundaries are unclear.

    The Russian Communications Law requires any entity that offers any communications service to obtain the appropriate license in accordance with the Communications Law and other applicable licensing regulations. A similar licensing regime exists in Ukraine. However, neither the Communications Law nor applicable regulations in Russia or Ukraine provide clear guidelines for the issuance or extension of a license, and state agencies exercise broad discretion when determining whether to approve a license application, as well as the terms and conditions of any license. Similarly, our licenses may not be renewed on the same terms and conditions as preexisting licenses. Such broad discretion in the issuance of licenses may result in arbitrary decision making and may also give rise to opportunities for corruption.

    The Ukrainian regulatory agency requires that the terms of international licenses include provisions requiring licensees to pay unspecified annual amounts into local network development. The required amount of investment has yet to be defined but may be substantial, and we cannot predict whether failure to comply will lead to the revocation of our license or whether the financial burden associated with compliance may be so burdensome as to cause a deterioration in our financial results.

WE MAY BE UNABLE TO ENFORCE OUR RIGHTS DUE TO CONFUSION IN THE LAWS AND LEGAL STRUCTURES OF THE COUNTRIES WHERE WE OPERATE

    The current confusion with the Russian and CIS legal structure makes it difficult to know if we would be able to enforce our rights in disputes with our joint venture partners or other parties, or if we are in compliance with all applicable laws, rules and regulations. Furthermore, the dispersion of regulatory power among a number of government agencies in Russia and the other independent countries of the CIS has resulted in inconsistent or contradictory regulations and unpredictable enforcement. The Russian and other CIS governments have rapidly introduced laws and regulations and have changed their legal structures in an effort to make their economies more market-oriented, resulting in considerable legal confusion, especially in areas of the law that directly affect our operations. We cannot assure you that local laws and regulations will become stable in the future. Our ability to provide services in Russia and the other independent countries of the CIS could be adversely affected by difficulties in protecting and enforcing our rights and by future changes to local laws and regulations.

OUR RUSSIAN AND UKRAINIAN TAX BURDENS MAY BE SIGNIFICANTLY GREATER THAN CURRENTLY ANTICIPATED

RUSSIA

    It is possible that our Russian taxes may be greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets. Because of the need for additional sources of budgetary finance, Russian tax authorities are aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Foreign companies are often forced to negotiate their tax bills with tax inspectors who demand higher taxes than applicable law appears to provide. Any additional tax liability, as well as any unforeseen changes in the tax law, could have a material adverse effect on our future results of operations or cash flows in a particular period. Under Russian accounting and tax norms, financial statements of Russian companies are not consolidated for tax purposes. As a result, each Russian-registered entity in our group pays its own Russian taxes and we cannot offset the profits or losses in any single entity against the profits and losses in any other entity. Our overall effective tax rates may increase or our financial results may worsen as we expand our operations and if we are unable to implement an effective corporate structure that minimizes the effect of these accounting and tax norms.

UKRAINE

    Like the situation in Russia, Ukrainian tax law is unpredictable. The constitution prohibits retroactive legislation, and the tax code requires new tax laws to be adopted no later than six months prior to the beginning of the next fiscal year. Nevertheless, sudden shifts in tax law and policy and retroactive legislation are common. For example, we are currently allowed to deduct losses in hryvna, the Ukrainian currency, on hard currency borrowings. This allowance resulted in a significant tax benefit in 1998. Recent decisions by the tax authorities, however, make it unclear as to whether this tax benefit will continue to be available. If this tax benefit is removed, we will be subject to significantly higher tax liability in the event of the continued devaluation of the hryvna.

THE IMPLEMENTATION OF RUSSIA'S NEW TAX CODE MAY INCREASE OUR EFFECTIVE TAX BURDEN AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

    Russia introduced the first part of its new Tax Code in 1999. The second part of the Tax Code entered into effect as of January 1, 2001. Under the new code, the corporate profits tax rate applicable to the corporate entities through which we conduct the majority of our operations will be increased from 30% of gross profit to 35% of gross profit, calculated in accordance with Russian accounting standards. It is expected that this increase in the tax rate will be offset, at least partially, by a reduction in various revenue-based taxes and by a reduction in the level of tax collected for various social funds. We cannot assure you that the new Tax Code will not result in a greater tax burden for our Russian operations or that our tax planning to date will not be frustrated by the new code, either of which could cause a material adverse effect in our operating results and cash flows.

    Tax authorities are beginning to implement the new code but during the transition period and until appropriate regulations consistent with the new code are promulgated, there is likely to a period of confusion and ambiguity as tax inspectors and taxpayers become acquainted with the new code and the regulations that will guide its implementation and interpretation. Aggressive tax collectors may exploit any ambiguities in an attempt to collect additional tax revenue. In addition, as Russian tax legislation becomes increasingly sophisticated and as issues connected with capital flight remain unresolved, state bodies may introduce new legislation designed to minimize tax-avoidance schemes, such as transfer pricing, that have been abused in the past by Russian-registered companies. Additionally, Russian legislators may attempt to collect revenue generated from outside of Russia, but with a strong nexus to Russian nationals or Russian-registered entities, by introducing into the Tax Code concepts such as "controlled foreign company." As a result of these measures, our tax burden could increase and our financial results may suffer.

WE MAY BE AT A COMPETITIVE DISADVANTAGE BECAUSE OF RESTRICTIONS IN THE FOREIGN CORRUPT PRACTICES ACT

    It is widely reported that Russia, Ukraine, and the other markets where we operate are plagued with widespread corruption and criminal activity. It is alleged that high levels of corruption exist among governmental officials and among quasi-commercial enterprises in which the state has a controlling ownership interest. Commercial bribery is likewise believed to be widespread.

The anti-bribery restrictions of the US Foreign Corrupt Practices Act make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantage. Some of our current and potential competitors are not subject to these anti-bribery restrictions. As a result, we may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to corrupt government officials or commercial purchasing agents. We believe that bribery is commonplace in Russia and the other countries of the Commonwealth of Independent States where we operate, and we cannot ensure that we will be able to compete effectively with companies that are free from such limitations.

                       RISKS ASSOCIATED WITH OUR BUSINESS

WE ARE IN A HIGHLY COMPETITIVE INDUSTRY AND OUR COMPETITORS MAY BE MORE SUCCESSFUL IN ATTRACTING AND RETAINING CUSTOMERS

    The market for our products and services is highly competitive and we expect that competition, especially in underdeveloped markets, will continue to intensify. As we expand the scope of our offerings, we will compete directly with a greater number of competitors providing business services in the same markets. Negative competitive developments could have a material adverse effect on our business and the trading price of our stock.

    Specifically, in our Internet business, a large number of web sites and online services as well as high-traffic e-commerce merchants offer or are expected to offer informational and community features that are or may be competitive with the services that we offer. In order to effectively compete, we may need to expend significant internal resources or acquire other technologies and companies to provide or enhance such capabilities. Any of these efforts could have a material adverse effect on our business, operating results and financial condition and be dilutive to our stockholders.

MARKET CHANGE MAY IMPACT OUR ABILITY TO SUSTAIN GROWTH LEVELS

    Because of the uncertain nature of the rapidly changing market for Internet products and services we serve, period-to-period comparisons of operating results are not likely to be meaningful. In particular, although we experienced strong subscriber growth during 1999 and 2000 in our dial-up Internet access business, we are not certain that this level of subscriber growth on a percentage basis will be sustained in future periods. In addition, we currently expect that our operating expenses will continue to increase significantly as we expand our sales and marketing operations, continue to develop and extend the Russia-On-Line brand, fund greater levels of product development, develop and commercialize additional media properties, and acquire complementary businesses and technologies. If we are unable to achieve long-term revenue growth in the Internet market, our financial results will be adversely affected.

WE MAY HAVE DIFFICULTY SCALING AND ADAPTING OUR EXISTING ARCHITECTURE TO ACCOMMODATE INCREASED TRAFFIC AND TECHNOLOGY ADVANCES

    Much of the telecommunication network architecture that we employ and the architecture of local public networks were not originally designed to accommodate levels or types of use that we hope to experience on our online properties and it is unclear whether current or future anticipated levels of traffic will result in delays or interruptions in our service. In the future, we may be required to make significant changes to our architecture, including moving to a completely new architecture, or we may be required to invest in upgrades to the local public networks. If we are required to switch architectures, we may incur substantial costs and experience delays or interruptions in our service. If we experience delays or interruptions in our service due to inadequacies in our current architecture or as a result of a change in architectures, users may become dissatisfied with our service and move to competing providers of online services. Any loss of traffic, increased costs, inefficiencies or failures to adapt to new technologies and the associated adjustments to our architecture would have a material adverse effect on our business.

WE RELY ON A SMALL NUMBER OF MAJOR CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES

    Revenues from our five largest customers represented approximately 32% of our revenue for the year ended December 31, 2000 and approximately 37% of our consolidated revenues for the year ended December 31, 1999. Accordingly, the loss of business from any of our key customers, or a reduction in tariffs charged to these customers could have a material adverse effect on our financial condition and results of operations.

    Vimpelcom, a Moscow cellular provider and our largest customer, has its prices regularly reviewed in the light of market conditions, which generally leads to a reduction in the fees paid to the CLEC Services division of TeleRoss. Revenues from Vimpelcom and its affiliates represented approximately 16% of our consolidated revenues for the year ended December 31, 2000 and approximately 21% of our consolidated revenues for the year ended December 31, 1999. We agreed to reductions in Vimpelcom's fees through 1999 and 2000 and we may agree to further reductions hereafter. Further negotiations may lead to a significant additional reduction in payments by Vimpelcom and may have a material adverse effect on our consolidated revenues. In addition, although we are currently unaware of any plans on the part of our key customers to move their business to other carriers, we cannot assure you that they will not reduce their reliance on us by developing relationships with other service providers.

FALLING PRICES FOR OUR SERVICES MAY LEAD TO A DECLINE IN REVENUES

    Prices for international and domestic long distance calls, as well as Internet access and wireless services, have fallen substantially over the last few years in most of our current and potential markets. We expect that the prices for our services will continue to decrease for the foreseeable future as competitive pressures increase. These reductions are attributable, in part, to increased competition and the creeping devaluation of the ruble. Unlike us, most local Russian carriers do not link their prices to the dollar/ruble exchange rate, so as the ruble devalues, their prices become relatively cheaper than our prices. In order to compete with these local operators, we expect that we will continue to lower our tariffs, which may result in declining margins.

WE ARE BUILDING VALUE INTO THE RUSSIA-ON-LINE BRAND AND THE COSTS OF MAINTAINING AND ENHANCING OUR BRAND AWARENESS ARE INCREASING.

    We believe that maintaining and expanding the Russia-On-Line brand is an important aspect of our efforts to attract and expand our user and advertiser base. We also believe that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry. We expect to spend considerable money and resources on the establishment and maintenance of the Russia-On-Line brand. However, because the number of Internet navigation, commerce, community and service companies continues to grow dramatically, we expect that it will become increasingly difficult and, due to increased competition, expensive, to obtain quality television, radio, magazine, Internet and other advertising space. We may not be able to successfully maintain or enhance consumer awareness of our brand and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of the Russia-On-Line brand in a cost-effective manner, our business, operating results and financial condition would be materially and adversely affected.

OUR DEPENDENCE ON THIRD PARTY CONTENT PROVIDERS SUBJECTS US TO RISKS

    Our future success depends upon our ability to aggregate compelling content and deliver that content through our online properties. Much of the content that attracts users to the Russia-On-Line properties is licensed from third parties. Our ability to maintain and build relationships with third-party content providers will be critical to our success. We may be unable to enter into or preserve relationships with the third parties whose content we seek to obtain. In addition, as competition for compelling content increases, content providers may increase the prices at which they offer their content. An increase in the prices charged to us by third-party content providers could have a material adverse effect on our business, operating results and financial condition. When we acquire content from third parties we are frequently unable to insure that these third parties have the exclusive rights to this content and possess full right to provide this content to us on the terms and conditions which we have agreed. Other parties may have legal rights to the content which is provided to us and make seek additional payment from us for this content. Other parties may seek to prevent us from utilizing this content or may initiate litigation to recover perceived financial losses arising from the use of this content. If we are unable to license or acquire compelling content for our online properties from third parties, due to the termination of existing relationships or the inability to continue to establish relationships with third party content providers, or if other companies are able to broadcast content that is similar to or the same as that provided by us, the number of users on our online properties may not grow at all or at a slower rate than anticipated, which would decrease our revenue.

RUSSIAN MEDIA PROPERTIES AND THE CONTENT OF OUR INTERNET PORTALS MAY BE SUBJECT TO INCREASED EDITORIAL SCRUTINY BY GOVERNMENTAL AUTHORITIES

    It has been widely reported in the international press that the Russian government is increasingly exercising direct and indirect control over media properties and the editorial content of news providers. There has been speculation in the same press that media properties that are critical or non-supportive of governmental policies or initiatives may be subject to increased governmental scrutiny or harassment. It has been reported that the Russian government is actively involved in the current ownership and shareholder dispute involving a leading independent television station and its affiliated media properties, which dispute may result in the transfer of ownership in or expropriation of these media properties.

    A wide range of topical news is available on our Internet portals. Third party writers and organizations provide the vast majority of this news. It is our expectation that these Internet portals will continue to generate advertising revenue and support our Internet access business. If governmental authorities determine that the editorial views expressed in the content on our Internet portals is detrimental to or inconsistent with the interests of the state, our operating licenses could be suspended or revoked, we could be subjected to fines or other penalties or we could otherwise be required to cease the operations of our media properties. If governmental authorities determined that foreign ownership of media properties is detrimental to the interests of the state, we could be required to divest these properties or we could be denied the licenses or permits necessary to operate these properties. Any undue governmental


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


intrusion into the operations of our media properties could frustrate our ability to implement our business strategy and could cause our financial results to deteriorate.

WE MUST MANAGE OUR GROWTH, INCLUDING THE INTEGRATION OF RECENTLY ACQUIRED COMPANIES, SUCCESSFULLY IN ORDER TO ACHIEVE OUR DESIRED RESULTS

    We have experienced significant growth in personnel in the short and medium term as the result of acquisitions and expect such growth to continue. As the number of our employees grows, it will become increasingly difficult and more costly to manage our personnel. As part of our business strategy, we have completed several acquisitions, including our recent acquisitions of Glasnet, Nevalink, Fintek, KIS, Referat.ru, Absolute Games, InfoArt, and the Agama family of assets, and expect to enter into additional business combinations and acquisitions. Acquisition transactions are accompanied by a number of risks, including:

    o the difficulty of assimilating the operations and personnel of the acquired companies;

    o the potential disruption of our ongoing business and distraction of management;

    o the difficulty of incorporating acquired technology or content and rights into our products and media properties and unanticipated expenses related to such integration;

    o   the potential negative impact on reported earnings;

    o the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

    o the contingent liabilities associated with acquired businesses, especially in the markets where we operate.

    We may not be successful in addressing these risks or any other problems encountered in connection with our completed and future acquisitions and our operating results may suffer as a result of any failure to integrate these businesses with our existing operations.

OUR INTELLECTUAL PROPERTY RIGHTS ARE COSTLY AND DIFFICULT TO PROTECT

    We regard our copyrights, trademarks, trade dress, trade secrets, and similar intellectual property, including our rights to certain domain names, as a key to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Still, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, and piracy is commonplace. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate.

WE COMPETE WITH ESTABLISHED COMPETITORS WHO MAY HAVE GREATER RESOURCES THAN WE
DO

    Our competitors include incumbent Russian and Ukrainian operators and other large international telecommunications providers doing business in the Commonwealth of Independent States. Our competitors may have substantially greater resources, closer ties to governmental authorities and longer operating histories. These advantages may give them a competitive edge over alternative providers like us. This competition may result in a loss of customers, falling prices and a decline in revenues.

    We compete with large established national carriers, some of which are powerful companies with political connections, as well as joint ventures of large international operators doing business in Russia and Ukraine. Such ventures include Global One and Combelga in Russia and Ukrtelecom and Utel in Ukraine. Other competitors are alliances among telecommunications companies, companies that own equipment and networks, companies that purchase and resell the services of other carriers, Internet service providers and other providers of bundled services. We may also face increasing competition from wireless telephone companies and satellite companies. Many of these competitors, including the Russian incumbent operators, have established customer bases and extensive brand name recognition and possess greater financial, management and other resources. Our results of operation would suffer if we are unable to keep up with the increasing levels of competition in the countries where we operate.

OUR RELATIONSHIPS WITH OUR JOINT VENTURE PARTNERS LIMIT OUR INDEPENDENCE AND OUR FLEXIBILITY

    We depend to a significant degree on local partners in our joint ventures to provide us with interconnection with local networks, regulatory and marketing expertise and familiarity with the local business environment. They also help to facilitate the acquisition of necessary licenses and permits. As a result, any significant disruption in our relationship with these parties could make it more difficult for us to expand our operations and to maintain our existing services.

    Under the terms of some of our joint venture agreements, we have the right to nominate key employees, direct operations and determine strategies for these joint ventures. However, our partners in some ventures have the ability to frustrate our exercise of these rights. Significant corporate decisions by most ventures, such as approving budgets and business plans, declaring and paying dividends, and entering into substantial transactions, effectively require the consent of our local partners. Moreover, we would prefer not to take significant actions without the consent and support of our partners. Accordingly, we do not have unilateral control over the operations of our joint ventures.

    In addition, until recently Ukrainian legislation restricted the level of foreign ownership in the telecommunications industry. These regulations, if revived, may restrict our ability to increase our holdings in ventures and increase our reliance on local partners who may lack significant financial resources and may be unable to meet capital calls at the level of their ownership interests.

GOVERNMENT INTERACTION WITH OUR PARTNERS COULD HAVE ADVERSE SPILLOVER EFFECTS ON US

    The interactions between government authorities and our past or current partners may create problems for us. For example, we are aware that Russian authorities were reviewing the activities of our former partners in GTS-Vox, the holding company which owned our interest in TCM, prior to TCM's merger into our wholly owned subsidiary, TeleRoss. Certain of our employees were requested by Russian governmental authorities to provide information as part of those inquiries. The authorities' inquiries have raised issues about the formation of TCM and the sale of our partners' interest in GTS-Vox to us, including issues concerning Russian antimonopoly and securities filings and the commercial relationship between TCM and the local telephone network in Moscow. Global TeleSystems Inc., our approximately 62% shareholder, has also received inquiries apparently regarding these matters from U.S. authorities in connection with a U.S. grand jury investigation.

    Our involvement in the authorities' review of our former partners' activities could result in a diversion of our management's time and resources or the deterioration in our relationship with our partners. The review could lead to the imposition of administrative fines or other penalties and forfeitures of assets, including the loss of our ownership interest in the assets that constituted TCM prior to its merger into TeleRoss. If we were to lose our ownership interest in the assets that constituted TCM, it would have a material adverse impact on our operations.

OUR PARTNERS ARE OFTEN ALSO OUR COMPETITORS

    Notwithstanding our agreements with our joint venture partners, they sometimes compete directly with our joint ventures. Competition with our joint venture partners in the same markets may create conflicts of interest and may result in a loss of customers. For example, our partner in Sovintel, Rostelecom, is the dominant international and domestic long distance carrier in Russia. Similarly, most of our regional partners across Russia offer local and long distance services in competition with our local joint ventures and TeleRoss.

    We may consider acquiring some of our partners' interests in certain joint ventures if we are able to do so within regulatory guidelines and on commercially attractive terms. If we were to make such acquisitions, we expect that we would continue to employ local personnel in order to retain the benefit of their local expertise. After an acquisition, however, we would be directly competing with a powerful, formerly state-owned enterprise that had been our partner before we acquired its interest. In some such acquisitions, we would have to rely on this partner-turned-competitor to gain access from our networks to customer sites along the so-called "last mile". It is possible that this competitor would attempt to create adverse operating conditions for our business leading to a worsening of our operating results.

OUR TARGETED CUSTOMERS MAY NOT SELECT A PRIVATELY OWNED, FOREIGN CONTROLLED ENTITY FOR THEIR COMMUNICATIONS NEEDS

    Before 1991, the telecommunications industry in the countries where we operate was wholly-owned and controlled by the state. After 1991, private companies, including foreign controlled companies, entered these markets as telecommunications service providers. Many potential customers may be unwilling to entrust their communications systems to non-state-controlled companies, and, in particular, to private companies controlled by foreign investors. Furthermore, state entities that require the types of services that we offer may refuse to select a service provider that is controlled by foreign investors. Because we are controlled by foreign investors, some of our targeted customers may decide not to utilize our telecommunications offerings.

FAILURE TO LEASE SUFFICIENT AND RELIABLE TRANSMISSION CAPACITY AT REASONABLE COSTS COULD CAUSE US TO INCUR LOSSES

    Historically, we have leased a substantial portion of our network transmission capacity under agreements which generally have twelve- to thirty-six-month fixed terms. In addition to this capacity, we recently leased significant additional international capacity which we intend to utilize for data transmission under long-term lease agreements which may be extended up to fifteen years. If our lease arrangements deteriorate or terminate and we are unable to enter into new arrangements or if the entities from whom we lease such capacity are unable to perform their obligations under such arrangements, our cost structure, service quality and network coverage could be adversely affected.

    We currently rely on Rostelecom, the exclusive supplier of international switched voice channels in Russia, to lease transmission capacity to us, and we rely on local operators for last-mile access to end-users. These companies may be subject to political and economic pressures not to lease capacity to foreign operators or competitors. Any changes in regulation or policies that restrict us from leasing adequate capacity could have an adverse effect on our business. Local telecommunications operators may, for business reasons or otherwise, resist giving us access to the last mile.

THE SATELLITES WE USE TO TRANSMIT LONG DISTANCE SIGNALS MAY MALFUNCTION

    Our domestic long distance business throughout Russia and other countries of the Commonwealth of Independent States relies on a satellite to receive and transmit caller signals. Satellites are subject to significant risks that may prevent or impair proper commercial operation, including satellite defects, loss of power, loss of orbit or damage from passing objects. One of our Russian satellites has not remained stationary in its orbit, and consequently, we have switched our signal transmission to an Intelsat satellite. The operation of the satellite that we use to transmit caller signals is beyond our control, and, although we have backup capacity on other satellites, a disruption of transmission on these satellites could adversely affect our domestic long distance operations.

OUR NETWORK MAY NOT BE ABLE TO SUPPORT THE GROWING DEMANDS OF OUR CUSTOMERS

    The uninterrupted operation of our network is vital to our success. The stability of our systems depends on our ability to provide sufficient capacity to meet the needs of our customers, and that, in turn, depends on the integration of suitable technology into our networks. As we continue to increase both the capacity and the reach of our network, and as traffic volume continues to increase, we will face increasing demands and challenges in managing our circuit capacity and traffic management systems. Any prolonged failure of our communications network or other systems or hardware that causes significant interruptions to our operations could seriously damage our reputation and result in customer attrition and financial losses.

    It is possible that the current economic difficulties and historical circumstances in Russia may create difficulties in maintaining our network. We rely to a significant degree on the Russian network being able to deliver our services, and the Russian network's underdevelopment may hinder our ability to obtain sufficient capacity for our traffic volumes, especially as we expand our Internet access business. Moreover, it is increasingly difficult to expand within Moscow because the existing Russian network does not have sufficient capacity, and we may be unable to procure enough telephone numbers and connection lines for our customers utilizing dial-up Internet access services. These factors may have a material adverse effect on our expansion plans and our ability to provide services to new customers.

    In addition, the telecommunications industry is subject to rapid and significant changes in technology. We cannot predict the effect of technological changes on our business, even though our operations depend on our ability to integrate new and emerging technologies successfully.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL NECESSARY TO IMPLEMENT OUR BUSINESS STRATEGY

    We will need additional capital to maintain and expand our networks. Our ability to raise funding to pursue our strategies depends on our access to capital markets or private financing. We believe that the proceeds from our financing activities in 1999, including our IPO, and our cash flows from operations should be sufficient to finance our capital requirements for the next 12 to 24 months. However, market conditions and other factors, especially large or numerous acquisitions, may cause us to seek additional financing sooner. Significant elements of our business strategy that may require substantial capital expenditures include the following:

    o the construction or the acquisition of fiber optic links between heavy traffic routes;

    o expanding our existing network infrastructure to other parts of Russia, Ukraine and other countries of the Commonwealth of Independent States;

    o developing additional Internet capability and acquiring other Internet service providers; and

    o expanding our wireless capabilities, including investments in upgraded technology.

    o   pursuing consolidation opportunities through acquisitions.

    In addition, we will need to maintain our existing infrastructure. The costs for expanding and maintaining our infrastructure may exceed projected costs and result in unforeseen deficits.

    If we fail to generate sufficient funds from a combination of operating cash flow and additional debt or equity financing, we may have to delay or abandon our expansion plans or fall behind in our maintenance obligations. Any of these events could have a material adverse effect on our operations.

OUR BILLING AND MANAGEMENT INFORMATION SYSTEMS MAY NOT BE ABLE TO MEET OUR NEEDS

    We encounter difficulties in using and enhancing our billing and management information systems and in integrating new technology into such systems. We have historically operated through distinct companies, but we are in the process of integrating our billing and management information systems so that we will be able to bill our customers and to manage other administrative tasks through a single system. If we are unable to integrate and upgrade our billing and management information systems to support our integrated operations, we may not be able to record accurate call details or bill our customers promptly and accurately.

    Additionally, any damage to our network management center or our major switching centers could harm our ability to monitor and manage network operations and generate accurate call detail reports from which we derive our billing information.

    In our operations outside Moscow, Kiev and St. Petersburg, we rely on our ventures' switches for billing. We cannot ensure that their systems will meet our needs or the needs of our customers.

WE ARE EXPOSED TO RISKS OF BAD DEBT AND FRAUD

    We have experienced problems relating to the failure of some customers to make full payment for services rendered and to the fraudulent use of our access codes to Internet and cellular services. These risks are particularly high in our markets because of the poor health of the economies in the CIS and the credit of Russian companies. Furthermore, it is difficult for us to gauge the creditworthiness of most of our customers because there are no reliable mechanisms for evaluating their financial condition and because credible credit reports on Russian and Commonwealth of Independent States companies and individuals are usually not available. We expect that the credit risk of our customer base will increase as the share of our revenue derived from small- to medium-sized enterprises and from service provider/reseller customers' increases.

OUR INTERNAL CONTROLS MAY BE INSUFFICIENT TO ENSURE THAT WE COMPLY WITH APPLICABLE LAWS

    Our reporting and control standards may be insufficient to ensure that certain practices comply with all applicable laws. If we or any of our ventures are found to be involved in unlawful practices, then we may be exposed, among other things, to significant fines, the risk of prosecution or the loss of our licenses. Russia and the other countries of the Commonwealth of Independent States have inadequate corporate management and financial reporting legal requirements, and have underdeveloped banking, computer and other internal control systems. These countries often have commercial practices and legal and regulatory frameworks that differ significantly from practices in the United States and other Western countries. The application of the laws of any particular country is not always clear or consistent. As a result, it is often difficult to hire qualified management and accounting staff who can ensure compliance with changing legal requirements. Thus, we have had and may again have, difficulty establishing internal management, legal and financial controls, preparing financial statements and corporate records, and instituting business practices that meet Western standards.

    In light of these circumstances, in the second half of 1996, we increased our efforts to improve our management and financial controls and business practices. In early 1997, we retained special outside counsel to conduct a thorough review of our business practices in the emerging markets in which we operate. In addition, in June 1999, our special counsel completed an update of the 1997 review in Russia and Ukraine. Neither the review nor the update identified any violations of law that we believe would have a material adverse effect on our financial condition. However, we cannot ensure that all potential deficiencies have been properly identified or that governmental authorities will not disagree with our assessment. If our control procedures and compliance programs are not effective or the government authorities determine that we have violated any law, depending on the penalties assessed and the timing of any unfavorable resolution, our future results of operations and cash flows could be materially adversely affected.


LOSS OF KEY PERSONNEL COULD AFFECT OUR GROWTH AND FUTURE SUCCESS

    We believe that our growth and our future success will depend in large part upon a small number of key executive officers, as well as on our ability to attract and retain highly skilled personnel to work in Russia and other parts of the Commonwealth of Independent States, including senior management and technical personnel. The competition for qualified technical personnel who are familiar with the telecommunications industry in the Commonwealth of Independent States is intense, particularly outside the major urban centers. We cannot assure you that we will be able to hire and retain qualified personnel.

OUR INVESTMENT IN MCT CORP. MAY FAIL TO PRODUCE THE INTENDED RESULTS

    In the fourth quarter of 2000, we contributed our Russian Mobile Service division to MCT Corp. in exchange for an equity interest of approximately 24% in MCT Corp. At the same time, we extended a $9.0 million convertible loan to MCT Corp. We do not actively participate in the day-to-day management of MCT Corp. and do not control its operations. MCT Corp., in turn, does not control all of its joint ventures. MCT Corp. operates its businesses in some geographic areas, such as Uzbekistan and Tajikistan, where we have limited experience. MCT Corp. has substantial debt obligations. MCT Corp operates in a very competitive industry in a very difficult environment. We cannot guarantee that MCT Corp. will be able to raise the additional capital that it requires to service its debt obligations and to implement its business strategy. In the event that MCT Corp. is unable to attract the capital and resources necessary to implement its business strategy and to service its debt burden, we may be required to take a charge to earnings, which would worsen our financial results and cause a decrease in the value of our common stock.

    The Russian Federation adopted a two-tier licensing system for cellular services based on technological standards. The GSM and NMT-450 cellular standards are deemed 'federal' standards, whereas all others are deemed 'regional' standards, including AMPS. The AMPS standard is designed to operate in the 800 megahertz radio frequency range. With the sole exception of PrimTelefone, all of the Vostok Mobile cellular ventures contributed to MCT Corp. hold AMPS licenses, and so are regional standards. While these AMPS licenses will expire in the period 2005-2007, the term of telecommunications licenses is generally extended as a routine matter upon application of the licensee, provided that there were no violations of the license terms. However, the future of the AMPS cellular operations is uncertain, primarily for the following two reasons:

    o Minsvyaz's stated policy favors the development of GSM as a unitary federal standard, although NMT-450 will continue to be developed as an alternate federal standard at least until 2010.

    o Minsvyaz recently published statements concerning the need to free up radio frequency resources in the 800 megahertz band for use by digital television operators.

    It is unclear how Minsvyaz will regulate AMPS-standard cellular operations in the future. In particular, it is unclear whether and on what terms Minsvyaz will allow or facilitate the phased conversion of regional AMPS cellular operations to the federal GSM standard. There is a significant risk that Russian AMPS cellular ventures may be forced to cease AMPS operations due to the natural expiration or early termination of AMPS licenses, or due to the denial of access to necessary radio frequency resources. Cessation of the Vostok Mobile cellular operations would cause a deterioration in the financial results of MCT Corp.

RISKS ASSOCIATED WITH OUR POSITION AS A RECENTLY ESTABLISHED COMPANY

THE INTERESTS OF GLOBAL TELESYSTEMS, INC., OUR CONTROLLING STOCKHOLDER OR ANY TRANSFEREES, MAY NOT COINCIDE WITH OURS, AND COULD HAMPER OUR DEVELOPMENT

    Global TeleSystems, Inc. ("GTS") currently owns approximately 15.1 million, or approximately 61.2%, of our outstanding shares of common stock On April 2, 2001 GTS announced that it reached an agreement to sell approximately 12.2 million shares of our common stock to a group of investors led by affiliates of Alfa Bank, a leading Russia-based financial and industrial concern ("Alfa"), and two of our current shareholders, Capital International Global Emerging Markets Private Equity Fund ("Capital") and investment vehicles controlled by Barings Private Equity Partners Group ("Barings"). The agreement is subject to a number of conditions precedent and is expected to close in the second quarter of 2001. Upon closure, affiliates of Alfa will acquire approximately 10.7 million, or about 43.8%, shares of our common stock, Barings will increase its ownership position in the company to approximately 1.9 million, or about 7.6%, shares of our common stock, and Capital will increase its ownership position in the company to 2.2 million, or about 8.8%, shares of our common stock. These purchasers have also acquired options from GTS under which they could acquire GTS' remaining shareholding in the company, consisting of approximately 2.9 million, or 11.7%, shares of our common shares.

    Until the closure of the transaction, Mr. Robert Amman, the Chairman of the Board of Directors of GTS, will continue to serve as our Chairman, and three other GTS officers will remain as members of our Board of Directors. These relationships create the potential for conflicts of interest in circumstances where our interests and GTS's interests are not aligned. We can not assure you that any conflicts will be resolved in our favor.

    As our majority shareholder, GTS has the power to determine matters submitted to a vote of our stockholders without the consent of the other stockholders. GTS also has the power to prevent or effect a change of control, and could take other actions that might be favorable to it and unfavorable to us and our other stockholders. Consequently, GTS is capable of exercising significant influence over our business and policies.

    Conflicts of interest may arise between us and GTS in a number of areas relating to our past and ongoing relationships, including potential acquisitions of businesses or properties or other corporate opportunities, potential competitive business activities, the election of new or additional directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, registration rights, administration of benefits plans, service arrangements, issuances of our capital stock, sales or distributions by GTS of its shares of our common stock and the exercise by GTS of its ability to control our management and affairs.

    We entered into a number of agreements with GTS concerning our relationships as part of our initial public offering, which closed on October 5, 1999. Because we remain a subsidiary of GTS, these agreements are a result of negotiations between affiliated parties, which may not have been at arm's length. Therefore, the terms offered to us under these agreements may be worse than the terms we may have reached with an unaffiliated third party. Several of these agreements have already been terminated by mutual consent of the parties and the remaining agreements will be terminated upon the closure of the transaction in which GTS will sell the majority of its ownership position in our common stock.

    If the sale of the majority of GTS' ownership position in our Company is consummated, Alfa will become an "interested stockholder" as that term is defined in Section 203 of the General Corporation Law of the State of Delaware
(DGCL). GTS, Alfa, Barings, and Capital requested that the Board of Directors of the Company grant advance approval of the proposed purchase of GTS shares of our common stock by Alfa, Barings and Capital and thereby waive the restrictions set forth in Section 203 of the DGCL pursuant to Section 203 of the DGCL that, in the event of the consummation of the transaction, would be otherwise applicable. The Board of Directors of the Company established an independent committee of the Board to evaluate and determine the propriety of approving the proposed transaction and, as appropriate, to negotiate the terms and conditions with respect to any approval. The independent committee retained and consulted with special Delaware counsel, and together with Delaware counsel, negotiated with GTS, Alfa, Barings and Capital the terms and conditions to which any approval would be subject. Based on those negotiations if the transaction is consummated, the Company will waive the provisions of Section 203 of the DGCL with respect to the transaction.

WE WILL NOT BE ABLE TO RELY ON GTS TO PROVIDE CAPITAL

    We have a limited operating history as a stand-alone company. We continue to be a subsidiary of GTS, but GTS has no obligation to provide assistance to us, except in accordance with the agreements that we have made with it regarding the provision of certain administrative services.

    Prior to the IPO, our working capital requirements were satisfied pursuant to GTS's corporate-wide cash management policies. After the IPO, GTS has not and will not provide cash injections to finance our operations. We believe that the proceeds from the IPO and our cash flows from operations will be sufficient to finance our capital requirements for the next 12 to 24 months. However, market conditions and other factors, especially large or numerous acquisitions, may cause us to seek additional financing sooner and we cannot ensure that we will be able to obtain financing on terms as favorable as could be obtained from or by GTS. In this case, our cost of capital would be higher than that reflected in our historical financial statements.

WE HAVE INCURRED NET LOSSES AND EXPECT FUTURE LOSSES

    If considered as a stand-alone entity, we have incurred net losses for the past five years. We expect to continue to incur net losses as we spend substantial resources on expanding our network, maintaining our existing network, participating in the consolidation of the communications industry in Russia and the other countries of the Commonwealth of Independent States and marketing. We cannot assure you that we will achieve or sustain profitability.

THE RELEVANCE OF OUR FINANCIAL INFORMATION MAY BE LIMITED

    The financial information we have incorporated by reference may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. The financial information incorporated by reference herein does not necessarily reflect the many significant changes that have and will occur in our business and the funding of our operations as a result of our separation from GTS and our recent IPO.

WE HAVE NOT IDENTIFIED SPECIFIC USES OF OUR CASH RESOURCES

    We intend to use the funds we have now for potential acquisitions and business development, network expansion, working capital and general corporate purposes. Our management will have significant flexibility in applying these funds. We may, when an appropriate opportunity arises, use a portion, or all, of the funds to acquire or invest in businesses, products or new technologies. Our management's failure to apply these funds effectively could cause our business to suffer.


                RISKS ASSOCIATED WITH OUR SHARES OF COMMON STOCK

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK MAY BE LIMITED

    We do not expect to pay any cash dividends in the foreseeable future. If we raise any capital in the future, we may be restricted from paying dividends under the terms of such financings. In addition, the governments in the countries where we operate may further devalue their currencies and take other actions that may restrict the ability of our subsidiaries to declare and pay dividends.

THE PRICE OF OUR SHARES MAY DECLINE IF SUBSTANTIAL AMOUNTS OF SHARES ARE SOLD IN THE PUBLIC MARKET

    A total of 24,621,958 shares of our common shares are currently issued and outstanding. Not including the shares offered hereby only approximately 2,800,000 shares of our common stock are currently freely tradable, thus the market for our shares is not especially liquid. In addition, GTS owns approximately 61% of our outstanding shares. GTS agreed that it would not sell our common stock without the prior written consent of Deutsche Bank AG London for a period of 360 days after the date of the IPO. This lock-up period ended on September 30, 2000. On April 2, 2001 GTS announced that it reached an agreement to sell approximately 12.2 million shares of our common stock to a group of investors led by affiliates of Alfa Bank, a leading Russia-based financial and industrial concern, and two of our current shareholders, Capital International Global Emerging Markets Private Equity Fund and investment vehicles controlled by Barings Private Equity Partners Group. The agreement is subject to a number of conditions precedent and is expected to close in the second quarter of 2001.

    Future sales of substantial amounts of our shares in the public market, or even the perception that such sales could occur, could adversely affect the market price of the shares. The buyers of the GTS shares will have substantial influence over us and may take actions or implement a strategy that might be detrimental to the interests of our minority shareholders. Similarly, they may change the direction of our business or adopt a different business strategy.


OUR SHARE PRICE HAS BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE

    The price of our shares has been subject to significant volatility since our initial public offering. In addition, a number of particular factors may adversely affect the market price of our shares or cause the market price to fluctuate and decline materially. These factors include:

   o   issues concerning the perceived risks of investing in Russia and the CIS;

   o   the limited number of our shares available for trading in public markets;

   o   introduction of new services;

   o the sale of any large blocks of our shares by our management or large shareholders;

   o   issues concerning any re-sale of our shares by our majority shareholder;

   o   mergers and strategic alliances in the telecommunications industry; and

   o inconsistent government regulation in the Russian and Ukrainian telecommunications industries.

    In recent years, the market for stock in technology, telecommunications and computer companies has been highly volatile. This is particularly true for companies with relatively small capitalization, such as ours.

ANY US AND OTHER WESTERN JUDGMENTS YOU MAY OBTAIN AGAINST US MAY NOT BE ENFORCEABLE IN OTHER COUNTRIES

    Substantially all of our assets are located in Russia and Ukraine. Although arbitration awards are generally enforceable in Russia and Ukraine, judgments obtained in the US or other Western courts, including those with respect to federal securities law claims, may not be enforceable. Therefore, any US or other Western court judgment obtained against us or any of our operating companies may not be enforceable in Russia or Ukraine.

                                  THE OFFERING

Shares offered by the Selling Stockholders....    2,145,633 shares

Shares outstanding on April 27, 2001..........    24,621,958 shares. This number of shares does not include shares of common stock that may be issued upon the exercise of employee stock options.


Trading.......................................    The Common Stock is traded on the Nasdaq National Market under the symbol "GLDN".

                           FORWARD LOOKING STATEMENTS

    Certain statements contained in this prospectus and other parts of this document are forward-looking and concern our projected operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. You should note that such statements involve risks and uncertainties and that actual results may differ materially from those expressed or implied by such forward-looking statements. Among the key factors that have a direct bearing on our results of operations, economic performance and financial condition are the commercial and execution risks associated with implementing our business plan, the shifting political, economic and legal environment in the markets in which we operate, increasing competitiveness in the telecommunications and Internet-related businesses that may limit growth opportunities, and increased and intense downward price pressures on some of the services that we offer. These and other factors are discussed in our Form 10-K, other SEC filings and elsewhere in this Prospectus.

    Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in this Prospectus. Additional information may also be contained in the filings with the U.S. Security and Exchange Commission submitted by Global TeleSystems, Inc., ("GTS") the majority shareholder in the Company.

    In addition, any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Prospectus and investors, therefore, should not place undue reliance on any such forward-looking statements.

    Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors may emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                 DIVIDEND POLICY

    We have not paid any dividends on our common stock and do not intend to pay dividends in the foreseeable future.

                                 USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares by the Selling Stockholders in this offering. All proceeds from the sale of the common stock offered hereby will be for the account of the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information regarding ownership of our common stock and rights to acquire common stock by each of the Selling Stockholders under this prospectus. For the purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such has the right to acquire within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

    The percentage of ownership for each beneficial owner is based upon 24,621,958 shares of common stock issued and outstanding as of April 27, 2001.

    The Selling Stockholders may sell their shares in the over-the-counter market, in the Nasdaq National Market, in privately negotiated transactions or otherwise. Shares will be sold at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices. Transferees of these stockholders or other persons acquiring shares, including brokers who borrow the shares to settle short sales of the common stock, may also use this prospectus.

    The Selling Stockholders will receive all of the net proceeds from the sales of shares and will pay any underwriting discounts and selling commissions.

    The number of shares below do not include the approximate 0.5 million shares expected to be acquired by Capital Group International, Inc. and the approximate
1.0 million shares expected to be acquired by affiliates of First NIS Regional Fund SICAF and Barings Vostok Private Equity Fund, respectively, from GTS.

                                                      SHARE BENEFICIALLY OWNED                      SHARE BENEFICIALLY OWNED
                                                      PRIOR TO SHELF OFFERING                       AFTER THE SHELF OFFERING
                                                      ------------------------                      ------------------------
                                                                                   NUMBER OF
                                                       NUMBER OF                  SHARES BEING      NUMBER OF
NAME OF BENEFICIAL OWNER                                SHARES         PERCENT       OFFERED          SHARES         PERCENT
------------------------                              -----------      -------    ------------      ---------        -------
Capital Group International, Inc.....................   1,678,600         6.82      1,250,000        428,600           1.74
  11100 Santa Monica Boulevard
  Los Angeles, CA  90025

First NIS Regional Fund SICAF........................     628,253         2.55        628,253              0              0
  13, rue Goethe
  B.P. 413
  L-2014 Luxembourg

Barings Vostok Private Equity Fund L.P...............     267,380         1.09        267,380              0              0
  P.O. Box 431
  13-15 Victoria Road
  St. Peterport
  Guernsey, Channel Islands, GY13ZD

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 100,000,000 shares of common stock and, par value $0.01 per share and 10,000,000 million shares of preferred stock, par value $0.01 per share.

    The following summary of the rights, privileges, restrictions and conditions of each of the classes of shares we issue does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, our Certificate of Incorporation and By-laws, and to the applicable provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL.

OUR COMMON STOCK

    As of April 27, 2001, the Company has issued and outstanding 24,621,958 shares of common stock, par value $0.01 per share. You are entitled to one vote for one share held of record on all matters upon which shareholders have the right to vote. There are no cumulative voting rights. All issued and outstanding shares of common stock are, and the offered shares, when issued and paid for, will be, validly issued, fully paid and non-assessable. You are entitled to such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. Upon dissolution, you are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.

OUR PREFERRED STOCK

    The Company's Board of Directors has the power to issue 10,000,000 shares of $0.01 par value Preferred Stock. There are no issued and outstanding shares of preferred stock and no preferred stock is being offered by this prospectus.

    The board of directors may authorize the issuance of one or more series of preferred stock having rights, including voting, conversion and redemption rights, and preferences, including dividend and liquidation preferences, that our board of directors may determine, without further action by our stockholders.

    The issuance of preferred stock by the board of directors could adversely affect the rights of the holders of common stock. For example, the issuance of preferred stock could result in a series of securities outstanding that would have preferences over the common stock with respect to dividends and in liquidation and that could, upon conversion or otherwise, have all the rights appurtenant to the common stock.

SECTION 145 OF DGCL AND CERTAIN CHARTER PROVISIONS

    Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation). A corporation may indemnify such person if he is or was a director, officer, employee or agent of the corporation. A corporation may also indemnify such person if he is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such person may recover the following from the corporation:

    o   expenses, including attorneys' fees;

    o   judgments;

    o   fines; and

    o amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor. Such person may recover expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (4) for any transaction from which the director derived an improper personal benefit.

    Our Certificate of Incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such exculpation from liabilities is not permitted with respect to liability arising from items described in clauses
(1) through (4) in the preceding paragraph. The Certificate and our By-laws further provide that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL.

    Our directors and officers are covered under directors' and officers' liability insurance policies that we maintain.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to members of the board of directors, officers, employees or persons controlling the Company pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              PLAN OF DISTRIBUTION

    The shares may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the shares to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or the purchasers of such securities for whom they may act as agents. The Selling Stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

    The shares may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between such Selling Stockholders and underwriters or dealers who receive fees or commissions in connection therewith. The sale of the shares may be effected in transactions (which may involve crosses, block transactions and borrowings, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales of the common stock) (1) on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, (2) in the over-the-counter markets, (3) in transactions otherwise than on such exchange or in the over-the-counter market or (4) through the writing of options. Shares also may be delivered in connection with the issuance of securities by issuers other than GTS that are exchangeable for (whether optional or mandatory) or payable in, such shares or pursuant to which such shares may be distributed. At the time a particular offering of the shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of the shares being offered and the terms of the offering, including the name or names of any underwriter, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers. This prospectus also may be used by pledges, donees and transferees of the Selling Stockholders or by other persons acquiring shares, including brokers who borrow the shares to settle short sales of shares of the common stock. In addition, the shares which qualify for sale under an applicable exemption from registration under the Securities Act may be sold pursuant to such exemption rather than this prospectus.

    To comply with the securities laws of certain jurisdictions, if applicable, the shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

    The Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provision may limit the timing of purchases and sales of any of the shares by the Selling Stockholders. The foregoing may affect the marketability of such securities.

    The Selling Stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify underwriters in an underwritten offering against certain civil liabilities, including certain liabilities under the Securities Act, or we will contribute to payments the underwriters may have to make in respect thereof.

                                  LEGAL MATTERS

    The validity of the common stock offered hereby has been passed upon for Golden Telecom, Inc. by Jeffrey A. Riddell, General Counsel and Secretary of Golden Telecom, Inc.

                                     EXPERTS

    The consolidated financial statements of Golden Telecom, Inc. appearing in Golden Telecom, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of EDN Sovintel LLC appearing in Golden Telecom, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young (CIS) Limited, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                                       ITEM                                              AMOUNT
                                       ----                                             --------
       SEC Registration Fee...............................................              $ 19,276
       Accounting Fees and Expenses.......................................              $ 10,000
       Legal Fees and Expenses............................................              $ 30,000
       Printing Expenses..................................................              $  7,500
       Miscellaneous......................................................              $  2,724
                                                                                        --------

                 TOTAL....................................................              $ 69,500
                                                                                        ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Golden Telecom, Inc.'s Certificate of Incorporation and By-laws provide for indemnification of its directors and officers to the fullest extent permitted by the Delaware General Corporate Law, as such law may be amended from time to time. In addition, Golden Telecom, Inc. maintains liability insurance for its directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   a)  Exhibits

         DESIGNATION                                DESCRIPTION
         -----------              ----------------------------------------------
         4.1**                    Specimen certificate representing shares of
                                  Common Stock
         4.2**                    Form of Registration  Rights Agreement between
                                  Global TeleSystems Group, Inc. and Golden
                                  Telecom, Inc.
         4.3**                    Form of Warrant Agreement
         4.4**                    Form of Registration Rights Agreement among
                                  Baring Vostok Private Equity Fund LP,
                                  Guernsey, First NIS Regional Fund SICAV and
                                  Golden Telecom, Inc.
         5***                     Opinion of Golden Telecom, Inc. General
                                  Counsel.
         23.1*                    Consent of Ernst & Young (CIS) Limited,
                                  Independent Auditors (Golden Telecom, Inc.).
         23.2*                    Consent of Ernst & Young (CIS) Limited,
                                  Independent Auditors (EDN Sovintel LLC).
         23.3*                    Consent of the General Counsel of Golden
                                  Telecom, Inc.
         24***                    Powers of Attorney (included on signature page
                                  of the Registration Statement on Form S-1
                                  filed on June 14, 2000).
         99.1****                 Subscription Agreement between Capital
                                  International Global Emerging Markets Private
                                  Equity Fund L.P., and Golden Telecom, Inc.
         99.2****                 Form of Shareholders and Registration Rights
                                  Agreement between Capital International Global
                                  Emerging  Markets Private Equity Fund L.P.,
                                  Global TeleSystems Group, Inc., and Golden
                                  Telecom, Inc.
----------

*        Filed herewith.

** Incorporated by reference to the correspondingly numbered Exhibit to the Company's Registration Statement on Form S-1 dated July 14, 1999 and amendments (Commission File No. 333-82791).

*** Incorporated by reference to the corresponding numbered Exhibit to the Company's Registration Statement on Form S-1 filed on June 14, 2000 (Commission File No. 333-39260).

****     Incorporated by reference to the correspondingly numbered Exhibits to
         Schedule 13D of Capital International Global Emerging Markets Private Equity Fund L.P., dated December 27, 1999 (Commission File
         No. 005-56995).

ITEM 17.  UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 per cent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or provided to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

         (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchanges Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act 1933, as amended, the registrant certifies that is has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow, Russian Federation, on this 27th day of April, 2001.

                                GOLDEN TELECOM, INC.

                                By:  /s/ DAVID J. WISHER
                                    --------------------------------------------
                                    Name: David J. Wisher
                                    Title: Chief Financial Officer and Treasurer
                                    (Principal Financial and Accounting Officer)

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 27th day of April 2001.

                  SIGNATURE                            TITLE                    DATE
                  ---------                            -----                    ----
            /s/ STEWART P. REICH            President, Chief Executive      April 27, 2001
      -------------------------------         Officer and Director
              Stewart P. Reich                (Principal Executive
                                              Officer)
             /s/ DAVID J. WISHER
      -------------------------------       Chief Financial Officer and     April 27, 2001
               David J. Wisher                 Treasurer

                     *                      Director                        April 27, 2001
      -------------------------------
               Ashley Dunster

                     *                      Director                        April 27, 2001
      -------------------------------
                 Izzet Guney

                     *                      Director                        April 27, 2001
      -------------------------------
             Alexandr M. Knaster

                     *                      Director                        April 27, 2001
      -------------------------------
             Stewart J. Paperin

                     *                      Director                        April 27, 2001
      -------------------------------
               Grier C. Raclin

                     *                      Director                        April 27, 2001
      -------------------------------
            Robert A. Schriesheim

                     *                      Director                        April 27, 2001
      -------------------------------
             Jeffrey Von Deylen

             /s/ ROBERT J. AMMAN            Chairman of the Board of        April 27, 2001
      -------------------------------          Directors
               Robert J. Amman

       * By   /s/ STEWART P. REICH
      -------------------------------
              Stewart P. Reich
              Attorney-in-Fact

                               INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                   DESCRIPTION
         -------                  -----------
         4.1**                    Specimen certificate representing shares of Common Stock
         4.2**                    Form of Registration  Rights Agreement between Global TeleSystems Group,
                                  Inc. and Golden Telecom, Inc.
         4.3**                    Form of Warrant Agreement
         4.4**                    Form of Registration Rights Agreement among Baring Vostok Private Equity
                                  Fund LP, Guernsey, First NIS Regional Fund SICAV and Golden Telecom, Inc.
         5***                     Opinion of Golden Telecom, Inc. General Counsel.
         23.1*                    Consent of Ernst & Young (CIS) Limited, Independent Auditors (Golden
                                  Telecom, Inc.).
         23.2*                    Consent of Ernst & Young (CIS) Limited, Independent Auditors (EDN
                                  Sovintel LLC).
         23.3*                    Consent of the General Counsel of Golden Telecom, Inc.
         24***                    Powers of Attorney (included on signature page of the Registration
                                  Statement on Form S-1 filed on June 14, 2000).
         99.1****                 Subscription Agreement between Capital International Global Emerging
                                  Markets Private Equity Fund L.P., and Golden Telecom, Inc.
         99.2****                 Form of Shareholders and Registration Rights Agreement between Capital
                                  International Global Emerging  Markets Private Equity Fund L.P., Global
                                  TeleSystems Group, Inc., and Golden Telecom, Inc.


*        Filed herewith.

** Incorporated by reference to the correspondingly numbered Exhibit to the Company's Registration Statement on Form S-1 dated July 14, 1999 and amendments (Commission File No. 333-82791).

*** Incorporated by reference to the corresponding numbered Exhibit to the Company's Registration Statement on Form S-1 filed on June 14, 2000 (Commission File No. 333-39260).

****     Incorporated by reference to the correspondingly numbered Exhibits to
         Schedule 13D of Capital International Global Emerging Markets Private Equity Fund L.P., dated December 27, 1999 (Commission File
         No. 005-56995).